 SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C. 20549

                                      FORM 12b-25

                            Commission File Number 000-54734

                             NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [] Form 10-Q

            [_] Form N-SAR

For Period Ended: February 28, 2014

[  ]  Transition  Report  on  Form  10-K

[  ]  Transition  Report  on  Form  20-F

[  ]  Transition  Report  on  Form  11-K

[  ]  Transition  Report  on  Form  10-Q

[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Nothing  in  this  form  shall  be  construed  to  imply that the Commission has verified  any  information  contained  herein.

If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:_________________________

Part I - Registrant Information

Abby Inc.

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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

2655 Camino Del Rio North, Suite 410 San Diego, CA 92108

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City, State and Zip Code

Part II - Rules 12b-25(b) and ( c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be eliminated  without  unreasonable  effort  or  expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form – SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule 12b-25(c)  has  been  attached  if  applicable.

Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Registrant's annual  report could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the annual report for the period ended February 28, 2014. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q  no later than five calendar day following the prescribed due date.

Part IV - Other Information

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(1)

Name  and  telephone  number  of  person  to  contract  in  regard  to this notification.

Amanda Flores

(702)

625-0338

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(Name)

             (Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes          [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes          [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Abby  Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Abby Inc.

Date:  March 1, 2014

  /s/ Amanda Flores---------------------------------

                              By:

Amanda Flores

 CEO and President